UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEW FRONTIER CORPORATION

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G6485P 108

 (CUSIP Number)

Carl Wu

New Frontier Public Holding Ltd.

23rd Floor, 299 QRC

287-299 Queen’s Road Central

Hong Kong

852-6491-9230

Copy to:

Joel L. Rubinstein

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

(212) 294-6700

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2018

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G6485P 108

1	NAME OF REPORTING PERSONS New Frontier Public Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,450,000(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,450,000(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,450,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%(3)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares are Class B Ordinary Shares that are convertible for Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-225421).
(2)	Excludes 7,750,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.
(3)	Based on 28,750,000 Class A Ordinary Shares and 11,712,500 Class B Ordinary Shares outstanding.

CUSIP No. G6485P 108

1	NAME OF REPORTING PERSONS Kam Chung Leung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 775,000(1)(2)(3)
	8	SHARED VOTING POWER 9,450,000(4)
	9	SOLE DISPOSITIVE POWER 775,000(1)(2)(3)
	10	SHARED DISPOSITIVE POWER 9,450,000(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,225,000(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%(5)
14.	TYPE OF REPORTING PERSON IN

(1)	600,000 of the reported shares are Class A Ordinary Shares included within 600,000 units purchased by Mr. Leung in the Issuer’s initial public offering, each of which consists of one Class A Ordinary Share and one-half of one redeemable warrant, with each whole warrant entitling the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share. 175,000 of the reported shares are Class B Ordinary Shares that are convertible for Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-225421).
(2)	The 600,000 Class A Ordinary Shares and 175,000 Class B Ordinary Shares are held directly by Carnival Investments Limited. Mr. Leung has voting and dispositive power over the shares held by Carnival Investments Limited. Mr. Leung disclaims beneficial ownership over any securities owned by such entity other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(3)	Excludes 8,050,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.
(4)	The 9,450,000 shares are Class B Ordinary Shares of the Issuer that are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-225421). The 9,450,000 Class B Ordinary Shares are held directly by New Frontier Public Holding Ltd. Mr. Leung and Carl Wu share voting and dispositive power over the securities held by New Frontier Public Holding Ltd. Mr. Leung disclaims beneficial ownership over any securities owned by New Frontier Public Holding Ltd. other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(5)	Based on 28,750,000 Class A Ordinary Shares and 11,712,500 Class B Ordinary Shares outstanding.

CUSIP No. G6485P 108

1	NAME OF REPORTING PERSONS Carl Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 387,500(1)(2)(3)
	8	SHARED VOTING POWER 9,450,000(4)
	9	SOLE DISPOSITIVE POWER 387,500(1)(2)(3)
	10	SHARED DISPOSITIVE POWER 9,450,000(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,837,500(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%(5)
14.	TYPE OF REPORTING PERSON IN

(1)	300,000 of the reported shares are Class A Ordinary Shares included within 300,000 units purchased by Mr. Wu in the Issuer’s initial public offering, each of which consists of one Class A Ordinary Share and one-half of one redeemable warrant, with each whole warrant entitling the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share. 87,500 of the reported shares are Class B Ordinary Shares that are convertible for Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-225421).
(2)	The 300,000 Class A Ordinary Shares and 87,500 Class B Ordinary Shares are held directly by Max Rising International Limited. Mr. Wu has voting and dispositive power over the shares held by Max Rising International Limited. Mr. Wu disclaims beneficial ownership over any securities owned by such entity other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(3)	Excludes 7,900,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.
(4)	The 9,450,000 shares are Class B Ordinary Shares that are convertible for Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-225421). The 9,450,000 Class B Ordinary Shares are held directly by New Frontier Public Holding Ltd. Mr. Wu and Kam Chung Leung share voting and dispositive power over the securities held by New Frontier Public Holding Ltd. Mr. Wu disclaims beneficial ownership over any securities owned by New Frontier Public Holding Ltd. other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(5)	Based on 28,750,000 Class A Ordinary Shares and 11,712,500 Class B Ordinary Shares outstanding.

END OF COVER PAGES

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of New Frontier Corporation, a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by (i) New Frontier Public Holding Ltd. (the “Sponsor”), (ii) Kam Chung Leung and (iii) Carl Wu (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(c) The Sponsor is a Cayman Islands exempted company owned and controlled by Messrs. Leung and Wu, formed solely for the purpose of investing in securities of the Issuer. Mr. Leung is the Chairman of the Issuer, the Chairman of New Frontier Group, a China-focused investment group with experience investing in, building and operating diversified businesses in the Chinese new economy sectors, and the Group Chairman and Chief Executive Officer of Nan Fung Group, a leading Greater China conglomerate engaging in real estate and investment businesses. Mr. Wu is the Chief Executive Officer of the Issuer and the Chief Executive Officer of New Frontier Group.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Cayman Islands company. Messrs. Leung and Wu are citizens of Hong Kong.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of the Sponsor and the private funds of Messrs. Leung and Wu, as applicable.

ITEM 4.	PURPOSE OF THE TRANSACTION

Messrs. Leung and Wu founded the Issuer and the Sponsor on March 28, 2018.

Securities Subscription Agreement

On April 19, 2018, the Issuer issued to the Sponsor an aggregate of 10,750,000 Class B ordinary shares (“Founder Shares”) in exchange for a capital contribution of $25,000 pursuant to a securities subscription agreement, dated as of April 19, 2018 (the “Securities Subscription Agreement”). The foregoing description of the Securities Subscription Agreement is qualified in its entirety by reference to the Securities Subscription Agreement, which is attached hereto as Exhibit 1.

The Founder Shares will automatically convert into Class A Ordinary Shares on the first business day following the consummation of the Issuer’s initial business combination at a ratio such that the total number of Class A Ordinary Shares issuable upon conversion of all Founder Shares will equal, on an as-converted basis, 20% of the sum of (i) the total number of Class A Ordinary Shares, plus (ii) the sum of  (a) the total number of Class A Ordinary Shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued by the Issuer in connection with or in relation to the consummation of the Issuer’s initial business combination (including the Forward Purchase Shares (as defined below), but not the Forward Purchase Warrants (as defined below)), excluding any Class A Ordinary Shares or equity-linked securities exercisable for or convertible into Class A Ordinary Shares issued, or to be issued, to any seller in the initial business combination and any warrants issued in a private placement to the Sponsor or an affiliate of the Sponsor upon conversion of working capital loans, minus (b) the number of Class A Ordinary Shares included in the units sold in the Issuer’s initial public offering redeemed in connection with the Issuer’s initial business combination.

Letter Agreement

On June 27, 2018, the Reporting Persons agreed, pursuant to a letter agreement with the Issuer (the “Letter Agreement”), to (i) waive their redemption rights with respect to their Founder Shares and Class A Ordinary Shares in connection with the completion of the Issuer’s initial business combination, (ii) waive their redemption rights with respect to their Founder Shares and Class A Ordinary Shares in connection with a shareholder vote to approve an amendment to the Issuer’s amended and restated memorandum and articles of association to modify the substance or timing of the Issuer’s obligation to redeem 100% of the Class A Ordinary Shares if the Issuer has not consummated an initial business combination within 24 months from the closing of its initial public offering and (iii) waive their rights to liquidating distributions from the trust account with respect to their Founder Shares if the Issuer fails to complete its initial business combination within 24 months from the closing of its initial public offering (although they will be entitled to liquidating distributions from the trust account with respect to any Class A Ordinary Shares they hold if the Issuer fails to complete its initial business combination within the prescribed time frame). If the Issuer submits its initial business combination to its shareholders for a vote, the Reporting Persons have agreed to vote their Founder Shares in favor of the initial business combination, and the Reporting Persons have also agreed to vote any Class A Ordinary Shares in favor of the initial business combination.

In addition, pursuant to the Letter Agreement, the Sponsor, Mr. Leung and Mr. Wu agreed not to transfer, assign or sell any of its or his Founder Shares and any Class A Ordinary Shares issued upon conversion thereof until the earlier of (a) one year after the completion of the Issuer’s initial business combination with respect to 50% of its or his Founder Shares and any Class A Ordinary Shares issued upon conversion thereof, (b) two years after the completion of the Issuer’s initial business combination with respect to the remaining 50% of its or his Founder Shares and any Class A Ordinary Shares issued upon conversion thereof, and (c) the date on which the Issuer completes a liquidation, merger, share exchange or other similar transaction after its initial business combination that results in all of its shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property. Notwithstanding the foregoing, the lock-up provisions do not apply to transfers, assignments or sales (a) to the Issuer’s officers or directors, any affiliate or family member of any of the Issuer’s officers or directors, any affiliate of the Sponsor or to any member of the Sponsor or any of their affiliates or shareholders, (b) in the case of an individual, as a gift to such person’s immediate family or to a trust, the beneficiary of which is a member of such person’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such person; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of a business combination at prices no greater than the price at which the shares were originally purchased; (f) by virtue of the laws of the Cayman Islands upon dissolution of the Sponsor, (g) in the event of the Issuer’s liquidation prior to the consummation of its initial business combination; or (h) in the event that, subsequent to the consummation of an initial business combination, the Issuer completes a liquidation, merger, share exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property; provided, however, that in the case of clauses (a) through (f) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the Letter Agreement.

Under the Letter Agreement, the Sponsor has agreed to transfer to each of the Issuer’s independent directors for services rendered as board members prior to the completion of the Issuer’s initial business combination 10,000 Founder Shares if such directors elect to receive such shares in lieu of $50,000 per year from the Issuer in cash.

In addition, the Letter Agreement provides that in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or its affiliate may, but is not obligated to, loan to the Issuer funds as may be required on a non-interest basis. If the Issuer completes an initial business combination, the Issuer would repay such loaned amounts. In the event that the initial business combination does not close, the Issuer may use a portion of the working capital held outside its trust account to repay such loaned amounts but no proceeds from its trust account would be used for such repayment. Up to $2,000,000 of such loans may be convertible into warrants of the post business combination entity at a price of  $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants (defined below). Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 2.

Private Placement Warrants Purchase Agreement

On June 27, 2018, the Sponsor purchased from the Issuer an aggregate of 7,750,000 warrants (the “Private Placement Warrants”) pursuant to the terms of a private placement warrants purchase agreement, dated as of June 27, 2018 (the “Private Placement Warrants Purchase Agreement”). Each private placement warrant entitles the holder thereof to purchase one Class A Ordinary Share at $11.50 per share. The Private Placement Warrants (including the Class A Ordinary Shares issuable upon exercise of the Private Placement Warrants) are not transferable, assignable or salable until 30 days after the completion of the Issuer’s initial business combination, and they will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the warrants sold as part of the units in the Issuer’s initial public offering. The foregoing description of the Private Placement Warrants Purchase Agreement is qualified in its entirety by reference to the Private Placement Warrants Purchase Agreement which is attached hereto as Exhibit 3.

Registration Rights Agreement

On June 27, 2018, the Issuer and the Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”) which provides for registration rights for the holders of the Founder Shares, Private Placement Warrants purchased by the Sponsor and warrants that may be issued to the Sponsor or an affiliate of the Sponsor upon conversion of working capital loans. These holders are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933, as amended (the “Securities Act”). In addition, these holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s completion of its initial business combination. However, the Registration Rights Agreement provides that the Issuer will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period relating to such securities. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 4.

Forward Purchase Agreements

On June 4, 2018 and June 29, 2018, the Issuer entered into forward purchase agreements pursuant to which certain investors (the “Anchor Investors”) agreed to purchase an aggregate of 19,000,000 Class A Ordinary Shares (“Forward Purchase Shares”) plus an aggregate of 4,750,000 redeemable warrants (“Forward Purchase Warrants”) in a private placement to occur concurrently with the closing of the Issuer’s initial business combination.

Among such forward purchase agreements, the Issuer entered into a forward purchase agreement with (i) Carnival Investments Limited, an entity controlled by Mr. Leung, providing for the sale of 1,400,000 Forward Purchase Shares and 350,000 Forward Purchase Warrants for an aggregate purchase price of $10.00 per forward purchase share, or $14,000,000 and (ii) Max Rising International Limited, an entity controlled by Mr. Wu, providing for the sale of 700,000 Forward Purchase Shares and 175,000 Forward Purchase Warrants for an aggregate purchase price of $10.00 per forward purchase share, or $7,000,000. In connection with the forward purchase agreements, the Sponsor transferred to certain of the Anchor Investors 2,262,500 Founder Shares, including 175,000 to Carnival Investments Limited and 87,500 to Max Rising International Limited.

Pursuant to the forward purchase agreements, the Issuer agreed to use its commercially reasonable efforts (i) to file within 30 days after the closing of its initial business combination, or following announcement of the results of the shareholder vote relating to its initial business combination or the results of its offer to shareholders to redeem their Class A Ordinary Shares in connection with its initial business combination (whichever is later) (the “disclosure date”), a registration statement with the U.S. Securities and Exchange Commission for a secondary offering of the Forward Purchase Shares and the Forward Purchase Warrants (and underlying Class A Ordinary Shares), (ii) to cause such registration statement to be declared effective promptly thereafter, but in no event later than 60 days after the closing of the initial business combination or the disclosure date, as the case may be and (iii) to maintain the effectiveness of such registration statement until the earliest of  (A) the date on which the anchor investor ceases to hold the securities covered thereby and (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act, subject to certain conditions and limitations set forth in the forward purchase agreements.

The foregoing description of the forward purchase agreements is qualified in its entirety by reference to the form of forward purchase agreement which is attached hereto as Exhibit 5.

On June 12, 2018, the Sponsor forfeited 475,000 Founder Shares to the Issuer for no consideration. On June 18, 2018 and June 27, 2018, the Issuer effected share capitalizations resulting in the Sponsor holding an aggregate of 9,450,000 Founder Shares, after giving effect to the transfer of 2,262,500 Founder Shares described above.

Units Purchased in Initial Public Offering

On June 28, 2018, Mr. Leung and Mr. Wu purchased 600,000 and 300,000 units, respectively, in the Issuer’s initial public offering. Each unit consists of one Class A Ordinary Share and one-half of one redeemable warrant, with each whole warrant entitling the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share. The warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s initial public offering. The warrants will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Class A Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares and/or warrants, selling some or all of its ordinary shares and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d) None.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Securities Subscription Agreement, dated April 19, 2018, between the Sponsor and the Issuer (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer on June 4, 2018 (File No. 333-225421)).
2	Letter Agreement, dated June 27, 2018, among the Issuer, its executive officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 3, 2018 (File No. 001-38562)).
3	Private Placement Warrants Purchase Agreement, dated June 27, 2018, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on July 3, 2018 (File No. 001-38562)).
4	Registration Rights Agreement, dated June 27, 2018, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on July 3, 2018 (File No. 001-38562)).
5	Form of Forward Purchase Agreement, dated as of June 4, 2018, by and among the Issuer, the Sponsor and the party listed on the signature page thereto (incorporated by reference to Exhibit 10.9 to the to the Registration Statement on Form S-1/A filed by the Issuer on June 20, 2018 (File No. 333-225421)).
11*	Joint Filing Agreement by and among the Reporting Persons.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2018

NEW FRONTIER PUBLIC HOLDING LTD.

/s/ Carl Wu
Carl Wu
Director

/s/ Kam Chung Leung
Kam Chung Leung

/s/ Carl Wu
Carl Wu